

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Nicholas Curtis
Chief Executive Officer
LENSAR, Inc.
2800 Discovery Drive
Orlando FL
32826

> **Re: LENSAR, Inc.**
> **Registration Statement on Form 10**
> **Filed August 26, 2020**
> **File No. 001-39473**

Dear Mr. Curtis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10 filed August 26, 2020

The Spin-Off
Conditions to the Spin-Off, page 78

1. We note your response and updated disclosure relating to prior comment 1 and reissue in part. Please update your disclosure to discuss potential consequences that stockholders might experience following the consummation of the Spin-Off and the Distribution if the Board of Directors elects to waive certain conditions to the Spin-Off including: (i) all actions and filings necessary under federal or state securities laws related to the Transactions shall have been taken, (ii) the acceptance of your common stock for listing, (iii) any material government authorizations necessary to consummate the Spin-Off shall have been obtained, (iv) the effectiveness of your amended and restated certificate of

incorporation and bylaws and (v) no preliminary or permanent injunction shall be in effect that prevents the consummation of the Spin-Off.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Drew Capurro